Via Facsimile and U.S. Mail
Mail Stop 6010

July 18, 2007

Mr. Gary C. Dunton
President and chief Executive Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

Re: MBIA Inc.
Form 10-K for the Period Ended December 31, 2006
Filed March 31, 2007
File No. 001-09583

Dear Mr. Dunton:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2006

Critical Accounting Estimates, page 33

Losses and Loss Adjustment Expenses, page 33

1.   Your disclosure does not include the assertion that any reasonable likely changes to the assumptions utilized in establishing your loss reserves are unlikely to have a material financial impact that you included in your Form 10-K for the year ended December 31, 2004. Please provide us in disclosure type format the impact that reasonably likely changes to the assumptions used in making this estimate would have on your operations and financial position.

<u>Contractual Obligations, page 54</u>

2.   Please provide us a revised table that includes the future interest payments related to these obligations or explain to us your basis for apparently excluding these amounts from this table.

<u>Financial Statements – December 31, 2006</u>

<u>Note 2: Significant Accounting Policies, page 62</u>

<u>Investments, page 63</u>

3.   Please provide us in disclosure type format your accounting policy for prepayments of asset and mortgage backed securities included in your investment portfolio.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant